SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd. Reports Second Quarter 2022 Financial Results

São Paulo, Brazil, August 15, 2022 – Nu Holdings Ltd. (NYSE: NU | B3: NUBR33), (“Nu” or the “Company”), one of the world’s largest digital banking platforms, released today its Second Quarter 2022 financial results. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS). The full earnings release has been made available on the Company’s Investor Relations website at www.investors.nu, as well as the details of the Earnings Conference Call Nu will hold today at 6:00pm Eastern time/7:00pm Brasília time.

"We had another very strong quarter, with growth and profitability in our core business. We registered record revenues and are making huge strides towards becoming a multi-product and multi-country platform. Our largest operation -Brazil- is now profitable, having registered a net profit of US$ 13 million in the first half of 2022, driven by customer growth to 65 million and ability to offer and cross-sell new products. We are the fourth largest card player in Brazil, almost a quarter of all PIX operations pass through Nu's accounts, and we are a leader in the digital-direct investment space with 5 million active customers. We are diversifying and scaling with Crypto, Insurance, SME and Personal Loans. Moving internationally, we are now the #1 issuer of new credit cards in both Mexico and Colombia –where we have just received a license approval to continue our expansion”, said David Vélez, founder and CEO.

Q2’22 Results Snapshot

Below are Q2’22 performance highlights of Nu Holdings Ltd.:

Operating Highlights:

●	Customer growth: Nu added 5.7 million customers in the quarter reaching a total of 65.3 million customers in Brazil, Mexico and Colombia. This represents a 57% growth year-over-year (YoY), reinforcing Nu’s positioning as one of the largest digital banking platforms globally.
●	Engagement and activity rates: Average Revenue per Active Customer (ARPAC) expanded to $7.8, growing by 105% on a FX neutral basis (FXN)[1]. Activity rate hit a new historical-high mark growing to 80%. Nu has become the primary bank for over 55% of the monthly active customers that have been with Nu for over a year.
●	Low-cost operating platform: Monthly Average Cost to Serve Per Active Customer reached $0.8, remaining flat YoY and FXN.
●	Asset Quality: lead indicators have remained stable and asset quality followed its normalization post pandemic: Nu’s NPL 15-90 remained stable at 3.7%, while 90+ reached 4.1% in line with expectations.

Financial Highlights:

●	Revenue: total revenue for Q2´22 reached a new record high of $1,2 billion, increasing 230% YoY on a FXN, as Nu continues effectively upselling and cross-selling its expanding portfolio of financial products.

●	Gross Profit: totaled $363.5 million in Q2´22, increasing 109% YoY FXN. The gross profit margin was 31% in Q2´22.
●	Adjusted Net income[3]: Nu reported Adjusted Net Income of $17 million in Q2´22.
●	Capital: As of June 30, 2022, Nu continued to show a strong capital position with NuFin’s adjusted capital reaching $3.9 billion, of which 79% was cash and cash equivalents.
●	Liquidity: Nu reported an interest-earning portfolio of $3.2 billion, while total deposits reached over four times this value at $13.3 billion.

Business highlights

●	Customer Base Growth: Brazilian customers increased 51% YoY to 62.3 million, representing now 36% of the country’s adult population, with our SMEs customer base going up 150% YoY, growing to 2.0 million. This likely positions Nu as the fifth largest financial institution in Brazil in terms of numbers of customers. Purchase volume reached $20 billion in Q2´22, expanding 94% YoY FXN, placing Nu as the #4 cards player in Brazil this quarter (in terms of Purchase Volume).
●	Multi-Product Platform: during the quarter, the core products - Credit Cards, NuConta and Personal Loans - reached 29 million, 45 million and 4 million active customers, respectively. Insurance, launched last year, has reached over 700,000 active customers, NuInvest has reached over 5 million active customers, and NuCripto reached 1 million customers in July 2022, only 3 weeks after launch.
●	Profitability in Brazil: NuBrazil, the Company’s core market, achieved accounting net income in H1´22 of US$13.0 million, a major milestone. Profitability in our core products - Credit Cards, personal loans and NuConta - has enabled us to reinvest those gains in penetrating adjacent verticals in Brazil, while supporting our expansion in Mexico and Colombia.
●	International Expansion: In Mexico, our second largest market, Nu’s customer base increased over 6x YoY to 2.7 million. In Colombia, we reached 314,000 customers. In both markets, we believe to be position as the #1 issuer of new credit cards in the country and together these two countries added 700,000 unique customers, while maintaining an NPS around 90 in both markets.

Footnotes

1 FX neutral measures were calculated to present what such measures in preceding periods/years would have been had exchange rates remained stable from these preceding periods/years until the date of the Company’s more recent financial information.

2 Activity rate is defined as monthly active customers divided by the total number of customers as of a specific date.

3 Adjusted Net Income (Loss) is a non-IFRS measure calculated using Net Income adjusted for expenses related to our share-based compensation as well as the tax effects applicable to these items. For more information, please see “Non-IFRS Financial Measures - Reconciliation of Adjusted Net Income section" of our financial statements.

CONFERENCE EARNINGS CALL DETAILS

Nu will hold a Conference Earnings Call today at 6:00pm Eastern time/7:00pm Brasília time with simultaneous translation in Portuguese and English.

To pre-register for this call, please click here

A replay of the webcast will be made available after the call on the Investor Relations page: click here.

Note on forward-looking statements and non-IFRS financial measures

This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this release. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this release has been obtained by the Company from third party sources. While the

Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This release contains forward-looking statements. All statements other than statements of historical fact contained in this release may be forward-looking statements and include, but are not limited to, statements regarding the Company’s intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on April 20, 2022. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company’s view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company’s assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company’s expectations and are subject to variables and uncertainties. The Company’s actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this press release, which are inherently uncertain.

In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to “R$” refer to the Brazilian real, the official currency of Brazil.

About Nu

Nu is one of the world’s largest digital banking platforms, serving over 65 million customers across Brazil, Mexico and Colombia. As one of the leading technology companies in the world, Nu leverages proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is fostering the access to financial services across Latin America, connecting profit and purpose to create value for its stakeholders and have a positive impact on the communities it serves. For more information, please visit www.nubank.com.br

Contacts

Investors Relations

Guilherme Lago

investors@nubank.com.br

Media Relations

Leila Suwwan

press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Lago
Guilherme Lago Chief Financial Officer

Date:  August 15, 2022